Exhibit 99.2

DDC ENTERPRISE LIMITED
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE MEETING OF THE HOLDERS OF THE CLASS A ORDINARY SHARES
(“CLASS MEETING”)
to be held on June 29, 2026, at 10 p.m., Eastern Daylight Time

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
to be held on June 29, 2026 immediately following the Meeting of the Holders of the Class A Ordinary Shares
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1, par value US$0.4 per share, and ________________ Class B Ordinary Shares2, par value US$0.4 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of DDC Enterprise Limited (the “Company”), hereby appoint Ms. Norma Ka Yin Chu, Chief Executive Officer and Director of the Company or (Name) _______________________________________of (Address) as my/our proxy to attend and act for me/us at the Class Meeting and/or Annual General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held on June 29, 2026 virtually at https://edge.media-server.com/mmc/p/bcpsd2t8 (Passcode: ddc2026).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Class Meeting as indicated below:

A1.

RESOLVED as a special resolution of the holders of the Class A Ordinary Shares: subject to the class consent from the holders of the Class B Ordinary Shares of the Company, the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to one-hundred (100) votes on any resolution tabled at a general meeting of the Company, with immediate effect (the “Class Meeting Proposal”).

	For ☐	Against ☐	Abstain ☐

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1.      RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association (the “Election Proposal”):

		For	Against	Abstain
a.	Norma Ka Yin Chu	☐	☐	☐
b.	George Lai	☐	☐	☐
c.	Matthew Gene Mouw	☐	☐	☐
d.	Samuel Chun Kong Shih	☐	☐	☐
2.

RESOLVED as an ordinary resolution: to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ended December 31, 2026, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”).

	For ☐	Against ☐	Abstain ☐

3.

RESOLVED as an ordinary resolution: to grant the board a general mandate to allot, issue, and deal with additional ordinary shares of the Company, subject to the limits set out in the Company’s memorandum and articles of association and applicable Nasdaq rules (the “General Mandate to Issue Shares Proposal”).

	For ☐	Against ☐	Abstain ☐

____________

1        Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2        Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3        If any proxy other than Ms. Norma Ka Yin Chu, Chief Executive Officer and Director of the Company is preferred, strike out the words Ms. Norma Ka Yin Chu, Chief Executive Officer and Director of the Company, and insert the name and address of the proxy desired in the space provided. A proxy needs not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.

RESOLVED as an ordinary resolution: to grant the board a general mandate to repurchase issued shares of the Company, subject to applicable law and Nasdaq rules (the “General Mandate to Repurchase Shares Proposal”).

	For ☐	Against ☐	Abstain ☐

5.

(a) RESOLVED as a special resolution: to authorize the Board to effect a reverse share split (the “Reverse Share Split”) of the Company’s issued and unissued Class A ordinary shares, on a basis ranging from no reverse share split up to a ratio of one-for-ten (1:10) (“Approved Ratio”), with the final Approved Ratio and effective date to be determined by the Board, such that the number of authorized and issued Class A Ordinary Shares is decreased by the Approved Ratio, with the par value per Class A Ordinary Share increased by the Approved Ratio (the “Reverse Share Split Proposal”).

	For ☐	Against ☐	Abstain ☐
5.

(b) RESOLVED as a special resolution: subject to approval by the shareholders of the Reverse Share Split Proposal, to approve that the Amended and Restated Memorandum and Articles of Association of the Company be altered to reflect the Reverse Share Split.

	For ☐	Against ☐	Abstain ☐

6.

RESOLVED as a special resolution: subject to separate consent of (i) holders of the Company’s Class A ordinary shares, and (ii) holders of the Company’s Class B ordinary shares, to approve the proposed variation of class rights that the voting rights attached to each of the Company’s Class B ordinary share be increased from ten (10) votes to one hundred (100) votes on any resolution tabled at a general meeting of the Company, the Company’s amended and restated memorandum and articles of association be amended such that the variation in voting rights attached to each of the Class B ordinary shares is reflected (the “Amendment to Class B Voting Rights Proposal”).

	For ☐	Against ☐	Abstain ☐

7.

To approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 6.

	For ☐	Against ☐	Abstain ☐

Dated_________________, 2026

Signature (s) ___________________
Name of Signature _______________________
Name of Shareholder _____________________

Notes:

1. Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on June 8, 2026, New York time, should use this form of proxy.

2. Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5. This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of the Company’s transfer agent, Equiniti Trust Company, LLC, no later than the time for holding the Annual General Meeting or any adjournment thereof.

6. Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.